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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


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                                  SCHEDULE 13D

                                   Under the
                            Securities Exchange Act
                                    of 1934

                          (Amendment No. ____________)


                          WENDY'S INTERNATIONAL, INC.
                                (Name of Issuer)

                        COMMON SHARES, WITHOUT PAR VALUE
                         (Title of Class of Securities)

                                  950590 10 9
                                 (CUSIP Number)

   RONALD V. JOYCE, 10 BLUE RIDGE MOUNTAIN ESTATES, CALGARY, ALBERTA, T2M 4N4
                           TELEPHONE: (403) 571-1400
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                    Copy to:

                       TORY TORY DESLAURIERS & BINNINGTON
                            Suite 3000, Aetna Tower
                                  P.O. Box 270
                            Toronto-Dominion Centre
                                Toronto, Ontario
                                    M5K 1N2

                      Attention: Gordon Coleman, Esq. Q.C.

                           Telephone: (416) 865-7334


                               DECEMBER 29, 1995
            (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with the statement /X/.

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                                  SCHEDULE 13D

CUSIP NO.: 950590 10 9

 1.  NAME OF REPORTING PERSON: RONALD V. JOYCE

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)  / /

     (b)  / /

 3.  SEC USE ONLY

 4.  SOURCE OF FUNDS: SC

 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)  / /

 6.  CITIZENSHIP OR PLACE OF ORGANIZATION: CANADIAN

 7.  SOLE VOTING POWER: 16,450,000

 8.  SHARED VOTING POWER: --

 9.  SOLE DISPOSITIVE POWER: 16,450,000

10.  SHARED DISPOSITIVE POWER: --

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 16,450,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): APPROXIMATELY 13.7%

14.  TYPE OF REPORTING PERSON: IN

ITEM 1.  SECURITY AND ISSUER

     The class of equity securities to which this Statement on Schedule 13D relates is the common shares, without par value (the "Common Shares"), of Wendy's International, Inc., an Ohio corporation (the "Company"), with its principal executive offices located at 4288 West Dublin -- Granville Road, Dublin, Ohio 43017.

ITEM 2.  IDENTITY AND BACKGROUND

     This Statement is being filed by Ronald V. Joyce (the "Reporting Person"), whose business address is The TDL Group Ltd., Canada Trust Tower, Suite 2000, 421-7th Ave., SW, Calgary, Alberta, Canada, T2P 4K9. The Reporting Person's principal occupation is Senior Chairman of The TDL Group Ltd. which is engaged in the business of operating and franchising Tim Hortons donut shops.

     During the last five years, the Reporting Person has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The Reporting Person is a Canadian citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Pursuant to the Share Purchase Agreement described in Item 6 below, the Reporting Person received 16,450,000 non-voting exchangeable shares (the "Exchangeable Shares") of 1149659 Ontario Inc., a corporation incorporated under the laws of the Province of Ontario ("Newco"), in exchange for all of the issued and outstanding shares of 1052106 Ontario Limited, an Ontario Company ("1052106") (formerly 632687 Alberta Ltd., an Alberta corporation) ("632687"). Except for the Exchangeable Shares owned by the Reporting Person, Newco is indirectly wholly-owned by the Company and was amalgamated, following the closing of the purchase of the shares of 1052106, with 1052106, resulting in the Exchangeable Shares herein described becoming Exchangeable Shares of the amalgamated company (also referred to as "Newco") . The Reporting Person may at any time exchange the Exchangeable Shares for an equivalent number of Common Shares of the Company, subject to the terms and conditions set forth in the Share Exchange Agreement more fully described in Item 6 below.

ITEM 4.  PURPOSE OF TRANSACTION

     For investment purposes only.

     Except as otherwise described herein, the Reporting Person has no plan or proposal with respect to the Company which relates to or would result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The Reporting Person beneficially owns and has a right to acquire 16,450,000 Common Shares, representing approximately 13.7% of the outstanding Common Shares of the Company.

          Except as described in the preceding paragraph, the Reporting Person does not beneficially own any Common Shares.

     (b) The Reporting Person has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Common Shares owned by him.

     (c) The Reporting Person has not effected any transactions in the Common Shares during the past 60 days.

     (d) The Reporting Person has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares owned by him.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Acquisition of Exchangeable Shares

     The Company, the Reporting Person, 632687 and Newco entered into an agreement (the "Share Purchase Agreement") dated as of October 31, 1995 and amended as of December 28, 1995 by an amendment (the "Amendment") pursuant to which Newco agreed, among other things, to acquire all of the outstanding shares of 632687 from the Reporting Person in exchange for 16,450,000 Exchangeable Shares issued by Newco. A copy of the Share Purchase Agreement is filed as
Exhibit 1 to this Schedule 13D and is incorporated by reference herein. A copy of the Amendment is filed as Exhibit 2 to this Schedule 13D and is incorporated by reference herein.

Exchange of Exchangeable Shares

     Under a share exchange agreement (the "Exchange Agreement") among the Company, Newco and the Reporting Person dated December 29, 1995, the Company granted the Reporting Person the right (the "Exchange Right") among other things to require at any time that the Company issue Common Shares in exchange for the Exchangeable Shares. Each Exchangeable Share is exchangeable into one Common Share (subject to adjustment upon the occurrence of certain events affecting the Common Shares, such as stock splits). The Exchange Agreement also provides for the automatic exchange of the Exchangeable Shares into Common Shares upon the liquidation, dissolution or winding up of the Company and the obligatory acquisition of the Exchangeable Shares by the Company in exchange for the issuance of Common Shares on the occurrence of certain events including the elapse of 10 years from the issuance of the Exchangeable Shares to the Reporting Person, a merger of the Company or the death or bankruptcy of the Reporting Person, on the basis of one Common Share for each Exchangeable Share. A copy of the Exchange Agreement is filed as Exhibit 3 hereto and is incorporated herein by reference.

Retraction of Exchangeable Shares

     The terms of the Exchangeable Shares set forth in Newco's Articles of Incorporation ("Newco's Articles") provide that they may be retracted by the Reporting Person to Newco for Common Shares at the Reporting Person's option (the "Retraction Right"). A copy of the provisions attaching to Exchangeable Shares is filed as Exhibit 4 hereto and is incorporated herein by reference. Newco is also required to deliver Common Shares to the Reporting Person upon the dissolution of Newco (the "Liquidation Distribution"). In either of these events, the Company has the overriding right under the Exchange Agreement to issue Common Shares directly to the Reporting Person in exchange for the Exchangeable Shares. Where the Company does not exercise its overriding right in either of these circumstances, it is obliged under a support agreement between the Company, the Reporting Person and Newco dated December 29, 1995 (the "Support Agreement") to issue Common Shares to Newco for distribution by Newco to the Reporting Person. The Support Agreement provides that the Company shall take certain actions to enable Newco to make certain payments and to deliver Common Shares in satisfaction of Newco's obligations to the Reporting Person which may arise in connection with Newco's Articles and the Exchange Agreement. A copy of the Support Agreement is filed as Exhibit 5 hereto and is incorporated by reference herein.

Voting Rights

     The Company and a trust established under the laws of Ohio for the benefit of the Reporting Person (the "Trust") pursuant to a trust agreement (the "Trust Agreement") made on December 29, 1995 between Dana Klein, as settlor, and The Huntington Trust Company, N.A. (the "Trustee"), a copy of which is filed as
Exhibit 6 hereto and is incorporated herein by reference, entered into a subscription agreement dated December 29, 1995 (the "Subscription Agreement") under which the Trust subscribed for and the Company agreed to issue to the Trust 16,450,000 Common Shares (the "Subscribed Shares"). The Subscribed Shares are to be paid for with Exchangeable Shares. A copy of the Subscription Agreement is filed as Exhibit 7 hereto and is incorporated by reference herein. The purpose of the Subscription Agreement is to provide voting rights to the Reporting Person which are equivalent to the voting rights that he would have if he were a holder of Common Shares. The Subscribed Shares, although not issued, provide the Trust, in accordance with Ohio law, with certain rights equivalent to those of a shareholder of the Company, including the right to that number of votes at meetings of shareholders of the Company equal to the number of Common Shares issuable pursuant to the exercise of the Exchange Right. Under the terms of the Trust Agreement, the Reporting Person has the sole right to direct the voting rights of the Subscribed Shares and to direct the Trustee to complete the subscription and pay for the Subscribed Shares upon delivery to the Trustee of an equal number of Exchangeable Shares in payment of the subscription price for the Subscribed Shares. Under a guaranty agreement dated December 29, 1995 between the Reporting Person and the Trust (the "Guaranty Agreement"), a copy of which is filed as Exhibit 8 hereto and is incorporated herein by reference, the Reporting Person has guaranteed that he will deliver the Exchangeable Shares to the Trust to enable the Trust to pay for the Subscribed Shares unless the Subscription Agreement has been terminated as a result of there being no Exchangeable Shares outstanding except those held by the Company. The exercise by the Reporting Person of the Exchange Right or the Retraction Right will result in the Company being the only holder of the Exchangeable Shares and therefore the termination of the Subscription Agreement, with the result that the Subscribed Shares will not be paid for or issued.

Dividends

     Under the terms of the Exchangeable Shares, the holder is entitled to receive dividends on each Exchangeable Share which are equivalent to the dividends declared on the Common Shares. The Support Agreement provides for the Company to cause Newco to be provided with such assets or funds as necessary to enable Newco to declare and make payment of such equivalent dividends.

Escrowed Shares

     The Reporting Person, the Company, Newco and The Trust Company of Bank of Montreal, as the escrow agent, are also party to an escrow agreement dated December 29, 1995 (the "Escrow Agreement") pursuant to which 411,250 of the Exchangeable Shares issued to the Reporting Person are held in escrow in connection with any claim for indemnification by the Company against the Reporting Person, for breaches of representations, warranties and covenants in the Share Purchase Agreement. Any Common Shares received by the Reporting Person in exchange for Exchangeable Shares held in escrow will be held in escrow in accordance with the Escrow Agreement. A copy of the Escrow Agreement is filed as
Exhibit 9 and is incorporated herein by reference.

Resale of Common Shares

     Under the Share Purchase Agreement, the Reporting Person has agreed not to dispose of the Common Shares of the Company issued to him upon exchange of the Exchangeable Shares unless such disposition has been registered under the Securities Act of 1933, as amended (the "1933 Act"), such disposition complies with Rule 144 under the 1933 Act or such disposition is exempt from the 1933 Act.

     The Exchange Agreement obliges the Reporting Person to sell any Common Shares in compliance with all applicable securities laws and use his best efforts not to sell such Common Shares to a person who would beneficially own more than 5% of the Common Shares after giving effect to such purchase, other than a person who would be entitled to file a Schedule 13G under the Securities Exchange Act of 1934, as amended, with respect to such sale.

     A registration rights agreement between the Reporting Person and the Company dated December 29, 1995 (the "Registration Rights Agreement") obliges the Company to register the Common Shares issued to the Reporting Person for resale in the United States by filing a registration statement under the 1933 Act when requested by the Reporting Person, subject to certain conditions, and to list such shares on The New York Stock Exchange. The Reporting Person has been granted the right to request a registration at any time after the Company files with the Securities and Exchange Commission financial statements including as least 30 days of combined operating results of the Company and Newco. The Registration Rights Agreement further provides, among other things, that the Company shall not be obligated to file more than eight requested registration statements. A copy of the Registration Rights Agreement is filed as Exhibit 10 hereto and is incorporated by reference herein.

     Except as described herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

    Exhibit 1   --   Share Purchase Agreement
    Exhibit 2   --   Amendment to Share Purchase Agreement
    Exhibit 3   --   Share Exchange Agreement
    Exhibit 4   --   Provisions attaching to Exchangeable Shares
    Exhibit 5   --   Support Agreement
    Exhibit 6   --   Irrevocable Trust Agreement for the Benefit of Ronald V. Joyce
    Exhibit 7   --   Subscription Agreement
    Exhibit 8   --   Guaranty Agreement
    Exhibit 9   --   Escrow Agreement
    Exhibit 10  --   Registration Rights Agreement

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 5, 1996.


                                          /s/ Ronald V. Joyce
                                          --------------------------------------
                                          Ronald V. Joyce

                          WENDY'S INTERNATIONAL, INC.

                                  SCHEDULE 13D

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                     DOCUMENT
-------                                    --------
    1.    Share Purchase Agreement, dated as of October 31, 1995, by and among
          Wendy's International, Inc., 1149658 Ontario Inc., 632687 Alberta Ltd. and
          Ronald V. Joyce. (Incorporated by reference to Exhibit 2 to Wendy's
          International, Inc.'s November 9, 1995 Form 10-Q).

    2.    Amendment to the Share Purchase Agreement dated as of December 28, 1995, by and among Wendy's International Inc., 1149658 Ontario Inc., 1052106 Ontario
          Limited and Ronald V. Joyce.

    3.    Share Exchange Agreement, dated as of December 29, 1995, by and among
          Wendy's International, Inc., an Ohio corporation, 1149658 Ontario Inc., an
          Ontario Corporation and a subsidiary of Wendy's, and Ronald V. Joyce.

    4.    Provisions attaching to Exchangeable Shares.

    5.    Support Agreement, dated as of December 29, 1995, by and among Wendy's
          International, Inc., 1149658 Ontario Inc., and Ronald V. Joyce.

    6.    Irrevocable Trust Agreement for the Benefit of Ronald V. Joyce, dated as of
          December 29, 1995, between Dana Klein and the Huntington Trust Company,
          N.A.

    7.    Subscription Agreement, dated as of December 29, 1995, by and between the
          Irrevocable Trust for the Benefit of Ronald V. Joyce, an Ohio Trust, and
          Wendy's International, Inc.

    8. Guaranty Agreement, dated as of December 29, 1995, by and between the Irrevocable Trust for the Benefit of Ronald V. Joyce, an Ohio Trust, and
          Ronald V. Joyce.

    9.    Escrow Agreement, dated as of December 29, 1995, by and among Wendy's
          International, Inc., an Ohio corporation, 1149658 Ontario Inc., Ronald V.
          Joyce, and The Trust Company of Bank of Montreal, as escrow agent.

   10.    Registration Rights Agreement, dated as of December 29, 1995, between
          Wendy's International, Inc., and Ronald V. Joyce.